SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Cypress Creek Private Strategies Institutional Fund, L.P.

(Name of Issuer)

Cypress Creek Private Strategies Institutional Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

William P. Prather III c/o Endowment Advisers, L.P. 712 W. 34th Street, Suite 201 Austin, TX 78705 (512) 660-5146	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

(December 8, 2021)

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO of Cypress Creek Private Strategies Institutional Fund, L.P. (the "Fund") relating to an offer to purchase (the "Offer") limited partner interests ("Interests") in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of September 30, 2021, after applying the discount described in the Offer, and originally filed with the Securities and Exchange Commission on August 13, 2021, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at noon, Central time, on September 17, 2021 (the "Expiration Date"). Pursuant to the Offer, $3,411,816, of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

Cypress Creek Private Strategies Institutional Fund, L.P.

By:	/s/ William P. Prather III
Name:	William P. Prather III
Title:	Principal Executive Officer